Exhibit 12.1
THE COCA-COLA COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2013	2012	2011	2010	2009
(In millions except ratios)
EARNINGS:
Income from continuing operations before income taxes and changes in accounting principles	$11,477	$11,809	$11,458	$14,207	$8,902
Fixed charges	553	486	505	792	422
Less:
Capitalized interest, net	(1)	(1)	(1)	(1)	(4)
Equity (income) loss - net of dividends	(201)	(426)	(269)	(671)	(359)
Adjusted earnings	$11,828	$11,868	$11,693	$14,327	$8,961
FIXED CHARGES:
Gross interest incurred	$464	$398	$418	$734	$359
Interest portion of rent expense	89	88	87	58	63
Total fixed charges	$553	$486	$505	$792	$422
Ratios of earnings to fixed charges	21.4	24.4	23.2	18.1	21.2

As of December 31, 2013, the Company was contingently liable for guarantees of indebtedness owed by third parties, including certain variable interest entities, in the amount of $662 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios, as the amounts are immaterial and, in the opinion of management, it is not probable that the Company will be required to satisfy the guarantees. The interest amount in the above table does not include interest expense associated with unrecognized tax benefits.